

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 28, 2016

<u>Via U.S. Mail</u>
Aibo Wen
Chief Executive Officer
Stallion Synergies, Inc.
244 Fifth Ave, Suite #H207
New York, NY 10001

> **Re:** **Stallion Synergies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 000-55407**

Dear Mr. Wen:

We issued a comment to you on the above captioned filing on October 31, 2016. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by December 12, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining